

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 1, 2006

Mr. William E. May
Principal Financial Officer
Tween Brands, Inc.
8323 Walton Parkway
New Albany, Ohio 43054

> **Re: Tween Brands, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 10, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006**
> **and July 29, 2006**
> **Filed June 7, 2006 and September 1, 2006**
> **Response letter dated October 12, 2006**
> **File No. 1-14987**

Dear Mr. May:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        William Choi
                                        Branch Chief